Exhibit 99.1

News Release

PartnerRe Ltd. Reports First Quarter 2019 Results

▪	Net income available to common shareholder of $497 million, resulting in common shareholder's book value growth of 7.9% (9.3% dividend adjusted) compared to December 31, 2018

▪
Non-life combined ratio of 97.7%, driven by P&C combined ratio of 87.7% benefiting from solid performances in the property catastrophe book and in Europe, and Specialty combined ratio of 116.0% impacted by mid-size loss activity and adverse prior year reserve development

▪
Life and Health profitability, including underwriting result and allocated net investment income, of $30 million, driven by a 17% growth in net premiums earned and 30% growth in technical result compared to Q1 2018, partially offset by an increase in other expenses to support future business growth

▪
Total investment return of $600 million, or 3.6%, driven by $163 million in net realized and unrealized gains on equities and $280 million net realized and unrealized gains on fixed maturities and short-term investments

PEMBROKE, Bermuda, May 15, 2019 - PartnerRe Ltd. ("the Company") today reported a net income available to common shareholder of $497 million for the quarter which included net unrealized investments gains of $257 million on fixed maturities and short-term investments, primarily due to decreases in world-wide risk-free rates and credit spreads, and $25 million net foreign exchange losses. This compared to net loss of $120 million for the first quarter of 2018, which included net unrealized investment losses of $222 million on fixed maturities and short-term investments, primarily driven by increases in risk-free rates, and $13 million net foreign exchange losses. The majority of the Company's investments, including all fixed maturities, such as government bonds and investment grade corporate debt, are accounted for at fair value with changes in the fair value recorded in the Consolidated Statements of Operations.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release

Commenting on results, PartnerRe President and Chief Executive Officer Emmanuel Clarke said, “In the first quarter of 2019, we delivered strong results in our P&C and Life and Health segments, and in our Investments portfolio, while reporting an underwriting loss in our Specialty segment, driven by a combination of mid-sized losses and negative reserve development, and where we are undertaking portfolio actions to improve future underwriting performance."
Mr. Clarke also added: “Positive momentum continued in our April 1 Non-life renewals with business production up double-digits on the back of continued improvements in the overall pricing environment, further solidifying the Company's improved underwriting performance outlook for the remainder of the year.”
Highlights for the first quarter of 2019 compared to the first quarter of 2018 are included below.
Effective July 1, 2018 the executive management responsibility and reporting for U.S. health business was reallocated from the Life and Health segment to the P&C segment as part of an internal organizational change. As a result, the financial results for U.S. health business are reflected in the P&C segment for 2019 and the related 2018 comparatives have been reclassified from the Life and Health to the P&C segment to conform to current presentation.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release

Non-Life:

▪	Non-life net premiums written for the quarter were up 24% compared to the first quarter of 2018, driven by a 30% increase in the P&C segment, and a 13% increase in the Specialty segment.

▪
The Non-life underwriting result was a profit of $24 million (combined ratio of 97.7%) for the quarter compared to $44 million (combined ratio of 95.2%) for the first quarter of 2018. The Non-life combined ratio continued to benefit from net favorable prior years' reserve development of $11 million (1.1 points) for the quarter, compared to $34 million (3.7 points) for the first quarter of 2018, with favorable development in the P&C segment in the quarter offset by negative development in the Specialty segment.

▪
P&C combined ratio was 87.7% for the quarter compared to 100.2% for the first quarter of 2018, driven by an improvement in the current accident year technical ratio and higher prior year favorable reserve development. The P&C combined ratio for the first quarter of 2019 included $49 million (7.3 points) of favorable prior year reserve development, including the 2018 catastrophic events where an increase in Jebi losses was offset by retro recoveries, compared to $11 million (1.9 points) favorable prior year reserve development in the first quarter of 2018.

▪
Specialty combined ratio was 116.0% for the quarter due to $38 million (10.4 points) of adverse prior year reserve development, primarily related to the Lloyd's net quota share portfolio, and a loss of $27 million (7.3 points) in the aviation book for the current accident year. This compares with a combined ratio of 86.9% for the first quarter of 2018, which included no mid-sized losses and favorable prior year reserve development of $23 million (6.8 points).

Life and Health:

▪	Net premiums written were up 18% in the quarter compared to the first quarter of 2018, primarily driven by organic growth in life business.

▪
Allocated underwriting result was a gain of $30 million for the quarter compared to $29 million for the first quarter of 2018, driven by 17% growth in net premium earned and 30% growth in technical result (technical ratio down 0.8 points), partially offset by a $4 million other expense increase to support future business growth.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release

Investments:

▪
Net investment return for the quarter was $600 million, or 3.6%, and included net investment income of $110 million, net realized and unrealized investment gains of $469 million and interest in earnings of equity method investments of $21 million. This compares to a negative total net investment return of $102 million, or (0.6%), for the first quarter of 2018, which included net realized and unrealized investment losses of $222 million, partially offset by net investment income of $103 million, and interest in earnings of equity method investments of $17 million.

▪
Net investment income of $110 million for the quarter was up $7 million, or 7%, compared to the same period in 2018, driven primarily by the impact of actions on the fixed maturities and short-term investments portfolios undertaken in the fourth quarter of 2018 aimed at improving yield.

▪
Net realized and unrealized investment gains of $469 million for the quarter were driven by $280 million net realized and unrealized investment gains on fixed maturities and short-term investments, due to decreases in world-wide risk free rates and credit spreads, and $189 million net realized and unrealized investment gains on equities, investments in real estate and other invested assets, primarily due to gains in public equity funds managed by EXOR. This compared to net realized and unrealized investment losses of $222 million for the first quarter of 2018, which included $232 million net realized and unrealized investment losses on fixed maturities and short-term investments, primarily driven by an increase in risk-free rates coupled with a widening of credit spreads in U.S. and Europe, and $10 million net realized and unrealized investment gains on equities, investments in real estate and other invested assets.

▪
The interest in earnings of equity method investments of $21 million in the first quarter of 2019 was primarily driven by an appreciation on real estate investments and certain private equity funds. This compared to gains of $17 million in the first quarter of 2018.

▪	As at March 31, 2019, reinvestment rates were 3.0% compared to the Company's fixed income investment portfolio yield of 3.1% for the first quarter of 2019.
Other Income Statement Items:

▪	Other expenses of $89 million (expense ratio of 6.4%) in the first quarter of 2019 was up $2 million, or 3%, compared to $87 million (expense ratio of 7.2%) for the same period of 2018.

▪
Net foreign exchange losses were $25 million in the first quarter of 2019, primarily due to the depreciation of the U.S. dollar against the British pound and Canadian dollar (these losses were offset by gains in change in currency translation adjustment during the quarter). This compared to losses of $13 million in the first quarter of 2018, primarily driven by hedging costs.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release

▪	Interest expense of $11 million and preferred dividends of $12 million in the first quarter of 2019 were comparable to the first quarter of 2018.

▪
Income tax expense was $45 million on pre-tax income of $554 million in the first quarter of 2019 compared to a benefit of $15 million on pre-tax losses of $123 million for the same period of 2018. These amounts were primarily driven by the geographical distribution of pre-tax profits and losses.

Balance Sheet, Capitalization, and Cash Flows:

▪	Total investments and cash and cash equivalents were $16.8 billion at March 31, 2019, up 3.1% compared to December 31, 2018.

▪
Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $13.7 billion at March 31, 2019, representing 82% of the cash and cash equivalents and total investments.

▪
The average credit rating and expected average duration of the fixed income portfolio at March 31, 2019 was A and 4.0 years, respectively, while the average duration of the Company’s liabilities was 4.7 years.

▪	Dividends declared and paid to common shareholders for the quarter were $80 million compared to $48 million for the first quarter of 2018.

▪
Total capital was $8.4 billion at March 31, 2019, up 5.6% compared to December 31, 2018, primarily due to the net income for 2019 and favorable foreign currency translation adjustment, partially offset by dividends on preferred and common shares.

▪
Common shareholder's equity (or book value) of $6.3 billion and tangible book value of $5.7 billion at March 31, 2019 increased 7.9% and 8.8%, respectively, compared to December 31, 2018, primarily due to the net income available to common shareholder for the quarter and the foreign currency translation adjustment, partially offset by dividends on common shares. Book value at March 31, 2019, excluding dividends on common shares for the quarter, was up 9.3% compared to December 31, 2018.

▪
Cash provided by operating activities, which include cash flows related to net investment income and underwriting operations, was $92 million in the quarter compared to $36 million of cash used in operating activities in the first quarter of 2018. The increase for the quarter over the first quarter of 2018 was primarily driven by an increase in cash flow from underwriting operations.

_____________________________________

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2018, total revenues were $5.6 billion. At March 31, 2019, total assets were $24.0 billion, total capital was $8.4 billion and total shareholders’ equity was $7.0 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com

Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/

Forward-looking statements contained in this press release are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

The Company’s estimate for recent catastrophic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss)(1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2019	March 31, 2018
Revenues
Gross premiums written	$2,117,274	$1,804,841
Net premiums written	$1,943,807	$1,581,652
Increase in unearned premiums	(558,174)	(377,624)
Net premiums earned	1,385,633	1,204,028
Net investment income	109,708	102,399
Net realized and unrealized investment gains (losses) (2)	468,778	(222,560)
Other income	3,911	5,180
Total revenues	1,968,030	1,089,047
Expenses
Losses and loss expenses	991,783	828,895
Acquisition costs	316,208	283,621
Other expenses	89,193	86,732
Interest expense	10,761	10,747
Amortization of intangible assets	2,861	5,902
Net foreign exchange losses	25,052	13,831
Total expenses	1,435,858	1,229,728
Income (loss) before taxes and interest in earnings of equity method investments	532,172	(140,681)
Income tax expense (benefit)	44,988	(15,072)
Interest in earnings of equity method investments	21,352	17,463
Net income (loss)	508,536	(108,146)
Preferred dividends	11,604	11,604
Net income (loss) attributable to common shareholder	$496,932	$(119,750)
Comprehensive income (loss)
Net income (loss)	$508,536	$(108,146)
Change in currency translation adjustment	44,530	(14,974)
Change in net unrealized gains or losses on investments, net of tax	(1,236)	(75)
Change in unfunded pension obligation, net of tax	81	(1,245)
Comprehensive income (loss)	$551,911	$(124,440)

(1) The Company's common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are no longer traded on the NYSE. As such, per share data is not meaningful to present.

(2) Net realized and unrealized investment gains (losses) include net unrealized gains of $441 million and losses of $221 million for the three months ended March 31, 2019 and 2018, respectively.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	March 31, 2019	December 31, 2018
Assets
Investments:
Fixed maturities, at fair value	$13,151,241	$12,639,845
Short-term investments, at fair value	356,219	493,726
Equities, at fair value	879,547	694,301
Investments in real estate	74,975	72,573
Other invested assets	1,625,845	1,488,995
Total investments	16,087,827	15,389,440
Cash and cash equivalents	677,638	877,907
Accrued investment income	125,816	115,735
Reinsurance balances receivable	3,488,395	2,976,644
Reinsurance recoverable on paid and unpaid losses	987,718	940,291
Funds held by reinsured companies	842,749	829,695
Deferred acquisition costs	852,727	743,046
Deposit assets	76,215	80,661
Net tax assets	149,474	157,690
Goodwill	456,380	456,380
Intangible assets	126,110	128,899
Other assets(1)	145,613	63,506
Total assets	$24,016,662	$22,759,894
Liabilities
Non-life reserves	$9,792,272	$9,895,376
Life and health reserves	2,259,134	2,198,080
Unearned premiums	2,706,283	2,072,953
Other reinsurance balances payable	364,804	281,744
Deposit liabilities	7,077	7,172
Net tax liabilities	125,594	101,525
Accounts payable, accrued expenses and other(1)	378,871	266,524
Debt related to senior notes	1,334,476	1,349,017
Debt related to capital efficient notes	70,989	70,989
Total liabilities	17,039,500	16,243,380
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(95,259)	(138,634)
Retained earnings	4,647,722	4,230,449
Total shareholders’ equity	6,977,162	6,516,514
Total liabilities and shareholders’ equity	$24,016,662	$22,759,894

(1) Effective January 1, 2019, the Company adopted ASC 842, a new accounting standard for leases, which resulted in an increase of approximately $80 million related to the recognition of operating lease right-of-use assets in Other assets and operating lease liabilities in Accounts payable, accrued expenses, and other at March 31, 2019.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2019	March 31, 2018
Net cash provided by (used in) operating activities	$91,752	$(35,682)
Net cash used in investing activities	(198,984)	(31,141)
Net cash used in financing activities	(90,784)	(59,439)
Effect of foreign exchange rate changes on cash	(2,253)	9,376
Decrease in cash and cash equivalents	(200,269)	(116,886)
Cash and cash equivalents - beginning of period	877,907	1,772,012
Cash and cash equivalents - end of period	$677,638	$1,655,126

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended March 31, 2019
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,250	$508	$1,758	$359	$—	$2,117
Net premiums written	$1,113	$481	$1,594	$350	$—	$1,944
Increase in unearned premiums	(438)	(112)	(550)	(8)	—	(558)
Net premiums earned	$675	$369	$1,044	$342	$—	$1,386
Losses and loss expenses	(399)	(313)	(712)	(280)	—	(992)
Acquisition costs	(173)	(107)	(280)	(36)	—	(316)
Technical result	$103	$(51)	$52	$26	$—	$78
Other income	—	—	—	3	1	4
Other expenses	(20)	(8)	(28)	(15)	(46)	(89)
Underwriting result	$83	$(59)	$24	$14	n/a	$(7)
Net investment income				16	94	110
Allocated underwriting result				$30	n/a	n/a
Net realized and unrealized investment gains					469	469
Interest expense					(11)	(11)
Amortization of intangible assets					(3)	(3)
Net foreign exchange losses					(25)	(25)
Income tax expense					(45)	(45)
Interest in earnings of equity method investments					21	21
Net income					n/a	$509
Loss ratio (1)	59.1%	84.8%	68.2%
Acquisition ratio (2)	25.6	29.0	26.8
Technical ratio (3)	84.7%	113.8%	95.0%
Other expense ratio (4)	3.0	2.2	2.7
Combined ratio (5)	87.7%	116.0%	97.7%
	For the three months ended March 31, 2018
	P&C segment (6)	Specialty segment	Total Non-life	Life and Health segment (6)	Corporate and Other	Total
Gross premiums written	$995	$505	$1,500	$305	$—	$1,805
Net premiums written	$859	$426	$1,285	$297	$—	$1,582
Increase in unearned premiums	(290)	(83)	(373)	(5)	—	(378)
Net premiums earned	$569	$343	$912	$292	$—	$1,204
Losses and loss expenses	(404)	(185)	(589)	(240)	—	(829)
Acquisition costs	(145)	(107)	(252)	(32)	—	(284)
Technical result	$20	$51	$71	$20	$—	$91
Other income	—	—	—	4	1	5
Other expenses	(21)	(6)	(27)	(11)	(49)	(87)
Underwriting result	$(1)	$45	$44	$13	n/a	$9
Net investment income				16	87	103
Allocated underwriting result				$29	n/a	n/a
Net realized and unrealized investment losses					(222)	(222)
Interest expense					(11)	(11)
Amortization of intangible assets					(6)	(6)
Net foreign exchange losses					(13)	(13)
Income tax benefit					15	15
Interest in earnings of equity method investments					17	17
Net loss					n/a	$(108)
Loss ratio (1)	71.0%	53.8%	64.6%
Acquisition ratio (2)	25.5	31.3	27.6
Technical ratio (3)	96.5%	85.1%	92.2%
Other expense ratio (4)	3.7	1.8	3.0
Combined ratio (5)	100.2%	86.9%	95.2%

(1)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(2)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(3)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(4)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(5)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

(6)
Effective July 1, 2018, the executive management responsibility and reporting for U.S. health business was reallocated from the Life and Health segment to the P&C segment as part of an internal organizational change. As a result, the financial results for U.S. health business for 2019 and 2018 have been included in the P&C segment and the impacted 2018 comparatives have been reclassified from the Life and Health to the P&C segment to conform to current presentation.

Supplementary Financial Information

PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	March 31, 2019		December 31, 2018
Investments:
Fixed maturities
U.S. government	$1,155,925	7%	$2,343,278	15%
U.S. government sponsored enterprises	291,936	2	1,730	—
U.S. states, territories and municipalities	140,732	1	134,593	1
Non-U.S. sovereign government, supranational and government related	2,161,886	13	2,158,642	14
Corporate bonds	6,846,471	43	5,611,678	36
Mortgage/asset-backed securities	2,554,291	16	2,389,924	16
Total fixed maturities	13,151,241	82	12,639,845	82
Short-term investments	356,219	2	493,726	3
Equities	879,547	6	694,301	5
Investments in real estate	74,975	—	72,573	—
Other invested assets	1,625,845	10	1,488,995	10
Total investments	$16,087,827	100%	$15,389,440	100%
Cash and cash equivalents	677,638		877,907
Total investments and cash and cash equivalents	16,765,465		16,267,347
Maturity distribution:
One year or less	$773,906	6%	$898,455	7%
More than one year through five years	5,624,477	42	5,821,125	45
More than five years through ten years	3,321,327	24	3,203,473	24
More than ten years	1,233,459	9	820,594	6
Subtotal	10,953,169	81	10,743,647	82
Mortgage/asset-backed securities	2,554,291	19	2,389,924	18
Total fixed maturities and short-term investments	$13,507,460	100%	$13,133,571	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$1,373,119	10%	$1,167,970	9%
AA	5,175,373	38	5,845,502	44
A	2,667,640	20	2,653,345	20
BBB	3,848,594	29	2,985,983	23
Below Investment Grade/Unrated	442,734	3	480,771	4
	$13,507,460	100%	$13,133,571	100%
Expected average duration		4.0	Yrs	3.9	Yrs
Average yield to maturity at market		3.0%		3.2%
Average credit quality		A		A

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

March 31, 2019
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial	$2,114,165	30.9%	12.6%	1.2%
Consumer, Non-cyclical	1,105,746	16.1	6.6	1.3
Consumer, Cyclical	900,398	13.2	5.4	0.8
Insurance	652,690	9.5	3.9	0.8
Energy	609,830	8.9	3.6	0.4
Industrial	465,166	6.8	2.8	0.5
Real estate and real estate investment trusts	306,588	4.5	1.8	0.3
Communications	235,339	3.4	1.4	0.3
Utilities	176,724	2.6	1.1	0.2
Technology	143,970	2.1	0.9	0.3
Basic Materials	114,962	1.7	0.7	0.2
Longevity and Mortality Bonds	20,108	0.3	0.1	0.1
Other	785	—	—	—
Total Corporate bonds	$6,846,471	100.0%	40.9%
Finance sector - Corporate bonds
Banks	$1,381,080	20.2%	8.2%
Investment banking and brokerage	397,981	5.8	2.4
Other	335,104	4.9	2.0
Total finance sector - Corporate bonds	$2,114,165	30.9%	12.6%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$167,285	$552,683	$615,645	$45,467	$1,381,080
Investment banking and brokerage	—	7,675	107,755	277,478	5,073	397,981
Other	1,156	87,209	137,528	103,401	5,810	335,104
Total finance sector - Corporate bonds	$1,156	$262,169	$797,966	$996,524	$56,350	$2,114,165
% of total	0.1%	12.4%	37.7%	47.1%	2.7%	100.0%
Concentration of investment risk - The top 10 Corporate bond issuers account for 20.6% of the Company’s total corporate bonds. The single largest issuer accounts for 3.2% of the Company’s total Corporate bonds and is included in the Consumer, non-cyclical sector above.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended
	March 31, 2019	March 31, 2018
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$9,895,376	$10,102,172
Reinsurance recoverable at beginning of period	(850,946)	(719,998)
Net liability at beginning of period	9,044,430	9,382,174
Net incurred losses related to:
Current year	723,113	623,024
Prior years	(10,670)	(34,344)
	712,443	588,680
Change in reserve agreement (2)	—	6,572
Net losses paid	(748,240)	(719,238)
Effects of foreign exchange rate changes	591	108,958
Net liability at end of period	9,009,224	9,367,146
Reinsurance recoverable at end of period	783,048	639,865
Gross liability at end of period	$9,792,272	$10,007,011
Breakdown of gross liability at end of period:
Case reserves	$4,230,139	$4,295,886
Additional case reserves	154,118	171,782
Incurred but not reported reserves	5,408,015	5,539,343
Gross liability at end of period	$9,792,272	$10,007,011
Gross liability at end of period by Non-life segment:
P&C	6,960,321	7,207,106
Specialty	2,831,951	2,799,905
Gross liability at end of period	$9,792,272	$10,007,011
Unrecognized time value of non-life reserves (3)	$543,731	$664,194
(1) Effective July 1, 2018, the executive management responsibility and reporting for U.S. health business was reallocated from the Life and Health to the P&C segment as part of an internal organizational change. As a result, the financial information for U.S. health business for 2019 and 2018 has been included in the Analysis of Non-life Reserves above with the impacted 2018 comparatives reclassified to conform to current presentation.
(2) The change in reserve agreement in 2018 included $7 million of loss development on AXA guaranteed reserves of approximately $400 million which were commuted in the fourth quarter of 2018.
(3) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended
	March 31, 2019	March 31, 2018
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,198,080	$2,098,759
Reinsurance recoverable at beginning of period	(11,829)	(9,287)
Net liability at beginning of period	2,186,251	2,089,472
Net incurred losses	279,340	240,215
Net losses paid	(232,998)	(211,587)
Effects of foreign exchange rate changes	14,809	50,294
Net liability at end of period	2,247,402	2,168,394
Reinsurance recoverable at end of period	11,732	9,716
Gross liability at end of period	$2,259,134	$2,178,110
Life value in force(2)	$321,300	$328,900

(1) Effective July 1, 2018, the executive management responsibility and reporting for U.S. health business was reallocated from the Life and Health to the P&C segment as part of an internal organizational change. As a result, the financial information for U.S. health business for 2019 and 2018 has been included in the Analysis of Non-life Reserves with the impacted 2018 comparatives reclassified to conform to current presentation.

(2) The life value in force (Life VIF) is the present value of the profits that will emerge from life policies over time and is comprised of the present value of future after-tax profits, and takes into consideration the cost of capital. The Company’s Life VIF is calculated on a going concern basis and is the sum of (i) present value of future profits on a U.S. GAAP basis which represents the net present value of projected after-tax cash flows based on Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of non-hedgeable risks; (iii) frictional costs; (iv) time value of options and guarantees; and (v) cost of non-economic excess encumbered capital.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		March 31, 2019
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Gulf Coast	Hurricane	$745
U.S. Northeast	Hurricane	738
U.S. Southeast	Hurricane	670
Caribbean	Hurricane	219
Europe	Windstorm	409
Japan	Typhoon	224
California	Earthquake	651	$948
Japan	Earthquake	341	392
Australia	Earthquake	245	322
New Zealand	Earthquake	193	285
British Columbia	Earthquake	156	315

The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended
	March 31, 2019		March 31, 2018
	$	ROE(1)	$	ROE(1)
Net income (loss) attributable to common shareholder	496,932	32.9%	(119,750)	(8.1)%

(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the quarter. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended
Calculation of average common shareholder's equity	March 31, 2019	March 31, 2018
Beginning of period common shareholder's equity	$5,812,287	$6,040,885
End of period common shareholder's equity	$6,272,935	$5,857,007
Average common shareholder's equity	$6,042,611	$5,948,946

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	March 31, 2019	December 31, 2018
Tangible book value:
Total shareholders' equity	$6,977,162	$6,516,514
Less:
Preferred shares, aggregate liquidation value at $25 per share	704,227	704,227
Common shareholder’s equity or book value	6,272,935	5,812,287
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax(1)	116,237	118,808
Tangible book value	$5,700,318	$5,237,099

Capital structure:
Senior notes (2)	$1,334,476	$1,349,017
Capital efficient notes (3)	63,384	63,384
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder's equity	6,272,935	5,812,287
Total capital	$8,375,022	$7,928,915

(1) The intangible assets are presented in the table above net of tax at March 31, 2019 and December 31, 2018 of $10 million.

(2) The decrease in senior notes is driven by the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.

(3) Non-consolidated debt issued externally related to Capital efficient notes (CENts) of $63 million does not appear in the debt line of the Consolidated Balance Sheet as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets as of March 31, 2019 and December 31, 2018 include the related intercompany notes of $71 million issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.